Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

05010899

SUPPL

August 26, 2005

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

SEC MAIL PROCESSING RECEIVED AUG 31 2005 WASH, D.C. 185 SECTION

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope.

Sincerely yours,

Donna Balon
Vice President

PROCESSED
SEP 08 2005
THOMSON
FINANCIAL

v\mb\ltr\Sec12s.doc

26 August 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 25 August 2005 it purchased for cancellation 250,000 of its ordinary shares at a price of 1617.76 pence per ordinary share.

Contact:

Peter Clarke	Man Group plc	020 7144 1000

Man Group plc
23 August 2005

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 22 August 2005, the Net Asset Value of Man AHL Diversified Futures Ltd was US$24.77.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	-1.39%
Last 12 months	+18.4%
Annualised return since inception	+13.0%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the lastest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

19 August 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 18 August 2005 it purchased for cancellation 100,000 of its ordinary shares at a price of 1648.85 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

18 August 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 17 August 2005 it purchased for cancellation 200,000 of its ordinary shares at a price of 1665.75 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

17 August 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 16 August 2005 it purchased for cancellation 100,000 of its ordinary shares at a price of 1681 pence per ordinary share.

Contact:

Peter Clarke	Man Group plc	020 7144 1000

Man Group plc
16 August 2005

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 15 August 2005, the Net Asset Value of Man AHL Diversified Futures Ltd was US$25.12.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+1.37%
Last 12 months	+18.4%
Annualised return since inception	+13.0%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the lastest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

16 August 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 15 August 2005 it purchased for cancellation 50,000 of its ordinary shares at a price of 1699.65 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Man Group plc have received notification on 12 August 2005 that on 10 August 2005 Deutsche Bank AG and its subsidiaries no longer had a notifiable interest in the share capital of Man Group plc.

10 August 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 9 August 2005 it purchased for cancellation 50,000 of its ordinary shares at a price of 1618.56 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

Man Group plc
9 August 2005

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 8 August 2005, the Net Asset Value of Man AHL Diversified Futures Ltd was US$24.78.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+0.98%
Last 12 months	+18.4%
Annualised return since inception	+13.0%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the lastest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com